SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of November 2003, December 2003 and January 2004

International Uranium Corporation

(Translation of registrant’s name into English)

Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Uranium Corporation (Registrant)

Date: February 2, 2004	By:	/s/ Ron F. Hochstein

Ron F. Hochstein, President

Exhibit Index

Exhibit Number	Description

1	Press Release dated November 12, 2003
2	Press Release dated December 1, 2003
3	Press Release dated December 1, 2003
4	Press Release dated December 4, 2003
5	Press Release dated December 11, 2003
6	Press Release dated December 16, 2003
7	Press Release dated January 21, 2004
8	Press Release dated January 23, 2004
9	Press Release dated January 29, 2004

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

Private Placement Closed

November 12, 2003 (IUC – TSX)... International Uranium Corporation (the “Company”) reports that the previously announced private placement of up to an aggregate of 2 million Flow Through Common Shares at a price of Cdn $1.10 per share for gross proceeds of Cdn $2.2 million has closed.

The proceeds of the private placement will be used to fund an exploration program on the Moore Lake Uranium Project and other projects located in the Athabasca Basin of northern Saskatchewan. The Company will use its best efforts to ensure that the exploration expenditures qualify for the investment expenditure credits. Regulatory approval has been received and the securities have now been issued to the investors.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

DRILLING TO COMMENCE AT MOORE LAKE
URANIUM PROJECT IN ATHABASCA BASIN,
SASKATCHEWAN

December 1, 2003 (IUC – TSX)...International Uranium Corporation (“IUC”) is pleased to announce that an extensive winter diamond drilling program is scheduled to commence within the next couple of weeks at the Moore Lake uranium project in the Athabasca Basin of northern Saskatchewan, a region that hosts the world’s richest uranium reserves. All of the permits required to carry out the field work have been obtained and the drilling contract is being finalized. A review of previous geophysical work is also underway. The planned program will consist of a minimum of 5,000 metres (15 holes), with 3 or 4 holes expected to be completed before the Christmas holiday. Drilling would then resume again early in the New Year.

The program will initially focus on following up the high grade uranium mineralization intersected on the Maverick Zone (please see attached map). The high grade discovery was made about a year ago in Hole ML-25 which included an interval grading 12% U3O8 over 0.4 metres (total intercept returned 0.62% U3O8 over 9.1 m, including a 4.8 metre interval of 1.2% U3O8). The mineralized samples in this and other holes were also highly anomalous in silver, copper, nickel, lead, cobalt, vanadium, arsenic, zinc and boron – associations unique and common to the large unconformity deposits in the Athabasca Basin such as McArthur River, Cigar Lake, etc. In addition, the association of uranium and these other metals along structures intersected at shallow depths in the sandstone is suggestive of a fertile and extensive mineralizing system at depth.

The project is located 35 kilometres southeast of Cameco Corporation’s McArthur River uranium mine, the world’s largest uranium mine with annual capacity of 18 million pounds U3O8, and 40 kilometres northeast of the Key Lake uranium mine. This region accounts for over 33% of the world’s uranium production.

The properties are being optioned from JNR Resources Inc. IUC has an option to earn up to a 75% interest in the Moore Lake Uranium Property through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. In addition, IUC has an option to acquire a 75% interest in the Lazy Edward Bay Uranium Property, located west of Moore Lake, through expenditures of Cdn $500,000 over a period of 2 years. Drill results and technical data have been reviewed by Richard Bailes, P.Geo., a Qualified Person pursuant to NI-43-101.

IUC is a uranium producer that holds significant uranium resources in Mongolia and in the U.S. including a fully-permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.). The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

IUC RAISES $9.0 MILLION IN BOUGHT DEAL PRIVATE PLACEMENT

December 1, 2003 (IUC – TSX)... International Uranium Corporation (the “Company”) announces that it has agreed to sell to a syndicate of underwriters led by Griffiths McBurney & Partners and including Dundee Securities Inc. and Toll Cross Securities Inc. on a “bought deal” basis 6.0 million common shares of the Company by way of private placement at Cdn$1.50 per common share for aggregate proceeds of $9.0 million. The Company has also given the underwriters an option to purchase an additional 0.7 million common shares of the company at Cdn$1.50 until closing potentially raising up to $10.05 million. The private placement is subject to regulatory approval.

International Uranium is in the business of recycling uranium-bearing waste products as an alternative to the direct disposal of these waste products. In addition, IUC is engaged in the selling of uranium recovered from these operations. IUC also sells vanadium and other metals that can be produced as a co-product with uranium. IUC, together with its affiliates, owns several uranium and uranium/vanadium mines on standby and several exploration properties.

Net proceeds of the private placement will be used towards uranium exploration in the Athabasca Basin of northern Saskatchewan as well as for general working capital purposes.

This press release shall not constitute an offer of securities for sale in the United States. Securities of International Uranium Corporation may not be offered or sold in the United States absent registration or an exemption from registration.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

ENCOURAGING RESULTS FROM INITIAL DRILL
PROGRAM AT SHIVEEN GOL COPPER/GOLD TARGET,
MONGOLIA

December 4, 2003 (IUC – TSX)... International Uranium Corporation (the “Company”) is pleased to report encouraging results from the Company’s initial drill program at the Shiveen Gol target in western Mongolia. A total of 3,200 metres in 16 holes were completed on five targets in the Shiveen Gol intrusive complex. Please see attached map.

The Shiveen Gol intrusive complex in the Tsagaan Tolgoi Project Area was the primary focus of the Company’s initial drilling. Targets tested included Cu-Ag-Au vein systems, IP anomalies with surficial exposures of strong alteration and favorable geochemistry indicative of porphyry systems, and an Iron-Oxide Copper Gold (“IOCG”) target referred to as the “Northwest IOCG Zone.” Initial mapping at 1:25,000, ground magnetics and IP surveys, along with extensive geochemical sampling, identified the Northwest IOCG Zone, which exhibits alteration characteristics, geophysical signatures, and surface copper and gold anomalies potentially indicative of IOCG-style mineralization.

Within the Northwest IOCG Zone is a northeast trending 1.6 km by 600 m sector of strongly anomalous copper shows. Rock chip samples from this zone returned several assays in excess of 1% Cu, with a maximum of 4.7% Cu. The anomalous copper is associated with a major IP chargeability anomaly with dimensions of 1,600 x 2,000 m, as well as biotite-magnetite-albite- Kfeldspar alteration and extensive breccias.

Core hole SGDD-15, the second of three holes drilled in the Northwest IOCG Zone, returned a continuous intercept of covellite-bearing mineralization 33 m in length averaging 0.23% Cu, starting 48 m below the surface. Drilling on the Northwest IOCG Zone was suspended midway through the third hole due to mechanical problems with the drill rig and onset of winter. The initial drill results from the Northwest IOCG Zone are encouraging in combination with the widespread alteration typical of a magnetite facies IOCG system. The limited initial drilling encountered extensive brecciation, intense structural preparation, and abundant biotite, magnetite, albite, and K-feldspar with anomalous copper. Drilling on the Northwest IOCG Zone is slated to resume in spring, 2004.

In addition, the company drilled six holes in the polymetallic Central Zone vein system at Shiveen Gol, where mineralization up to 2 m thick assaying 3.7% Cu and 129 g/t Ag was intersected. Along the 10 km Central Zone vein system, and proximal to the Northwest IOCG Zone, are two geophysical anomalies associated with porphyry-style alteration; these anomalies are yet to be tested by drilling.

Significant thicknesses of mineralization on other targets in the Shiveen Gol complex were not encountered in this initial drill program, however, favorable lithologies, intense alteration, pervasive sulfidization, and excellent structural preparation were observed and highlight the favorable environment at the large Shiveen Gol complex. Shiveen Gol is one of several copper anomalies within the Tsagaan Tolgoi regional Project, where the Company owns 423,000 hectares of exploration licenses and has an option on another 45,000 hectares. Data compilation and analysis are underway on the Shiveen Gol project, as well as on a number of other prospects identified on Company exploration licenses in Mongolia. The Company plans to advance a number of precious and base metals prospects to drill-ready targets in 2004.

Drill Core was prepared and assayed by Analabs (a subsidiary of SGS Laboratories) in Ulaanbaatar. Samples were prepared by Analabs, after which either ALS Chemex or Acme Labs (in Vancouver) assayed the pulps. The Company’s Qualified Person under National Instrument 43-101 is Peter Drobeck (M.Sc.) a registered geologist in Arizona and a member of the Society of Economic Geologists, S.M.E. and the Geological Society of America.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Metallogeny
Au Lode
Au Placer
Cu Veins
Cu Skarn
Fe Skarn
Datsan Anomalies
Au
Cu
Lithologies
Alkaline Intrusives
Other Intrusives
Sediments
Mag Targets
Faults
IUCM claims
Datsan claims (IUCM option)
IUCM Samples
Au ppb
1000-14000
300-999
100-299
30-99
0-29
IUCM Samples
Cu ppm
3000-49668
1000-2999
300-999
100-299
4-99
0
25 km

NW IOCG Target
Jiremsen Zeiss Target
Central Target Zone
Silica Cap Target
Southeast Target
Line 8000
Rock Geochem Cu (ppm)
2 - 99
100 - 299
300 - 999
1000 - 4999
5000 - 70000
Shiveen Gol 2003
Initial drill targets
on IP Map

Tsagaan Tolgoi/Shiveen Gol
INITIAL DRILL TARGETS

Tsagaan Tolgoi / Shiveen Gol
Approx. 430,625 hectares.
Major NNW-striking fault system up to 30 km wide and mapped for over 200 km.
Gold placers and lode gold occurrences suggest potential for mesothermal gold deposits. Alkaline igneous complexes are associated with combined Fe oxide-Cu-Au occurrences.

Tsagaan Tolgoi
Erdenet
Ulaanbaatar
Kharmagtai
Turquoise Hill
(Oyu Tolgoi)
Ivanhoe

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

DRILLING UNDERWAY AT MOORE LAKE URANIUM
PROJECT IN ATHABASCA BASIN, SASKATCHEWAN

December 11, 2003 (IUC – TSX)...International Uranium Corporation (“IUC”) is pleased to announce that drilling has commenced at the Moore Lake uranium project in the Athabasca Basin of northern Saskatchewan. The drill program will consist of a minimum of 5,000 metres (15 holes), with 3 or 4 holes expected to be completed before the Christmas holiday. Drilling would then resume again early in the New Year.

The program will initially focus on following up the high grade uranium mineralization intersected on the Maverick Zone. The high grade discovery was made about a year ago in Hole ML-25 which included an interval grading 12% U3O8 over 0.4 metres (total intercept returned 0.62% U3O8 over 9.1 m, including a 4.8 metre interval of 1.2% U3O8). The mineralized samples in this and other holes were also highly anomalous in silver, copper, nickel, lead, cobalt, vanadium, arsenic, zinc and boron – associations unique and common to the large unconformity deposits in the Athabasca Basin such as McArthur River, Cigar Lake, etc. In addition, the association of uranium and these other metals along structures intersected at shallow depths in the sandstone is suggestive of a fertile and extensive mineralizing system at depth.

The project is located 35 kilometres southeast of Cameco Corporation’s McArthur River uranium mine, the world’s largest uranium mine with annual capacity of 18 million pounds U3O8, and 40 kilometres northeast of the Key Lake uranium mine. This region accounts for over 33% of the world’s uranium production.

The properties are being optioned from JNR Resources Inc. IUC has an option to earn up to a 75% interest in the Moore Lake Uranium Property through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. In addition, IUC has an option to acquire a 75% interest in the Lazy Edward Bay Uranium Property, located west of Moore Lake, through expenditures of Cdn $500,000 over a period of 2 years. Drill results and technical data have been reviewed by Richard Bailes, P.Geo., a Qualified Person pursuant to NI-43-101.

IUC is a uranium producer that holds significant uranium resources in Mongolia and in the U.S. including a fully-permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.). The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

INTERNATIONAL URANIUM ANNOUNCES CLOSING
OF $10 MILLION FINANCING

(all figures in Canadian dollars unless otherwise stated)

VANCOUVER, BRITISH COLUMBIA (December 16, 2003) ... International Uranium Corporation (IUC – TSX) (the “Company”) is pleased to announce that it has today closed its underwritten private placement common share offering announced on December 1, 2003. The total offering, including the exercise of the underwriters’ option, was for 6,700,000 common shares at a price of $1.50 per common share and realized gross proceeds of $10,050,000.

A syndicate lead by GMP Securities Ltd. and including Dundee Securities Corporation and Toll Cross Securities Inc., acted as underwriters in connection with the offering.

Net proceeds of the offering will be used towards uranium exploration in the Athabasca Basin of northern Saskatchewan as well as for general working capital purposes.

This press release shall not constitute an offer of securities for sale in the United States. Securities of International Uranium Corporation may not be offered or sold in the United States absent registration or an exemption from registration.

On behalf of the board

Ron F. Hochstein
President

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

IUC SIGNS LETTER OF INTENT TO EARN INTEREST
IN THE CRAWFORD LAKE URANIUM PROJECT IN
ATHABASCA BASIN, SASKATCHEWAN

January 21, 2004 (IUC – TSX)... International Uranium Corporation (the “Company” or “IUC”) is pleased to announce that it has signed a letter of intent to earn up to a 75% interest in the Crawford Lake uranium project from Phelps Dodge Corporation of Canada, Limited. Crawford Lake is a 12,979 hectare uranium property located in the heart of the rich uranium producing region of the Athabasca Basin of northern Saskatchewan – a region that accounts for over 33% of the world’s uranium production. The project is located approximately 60 kilometres southeast of Cameco Corporation’s McArthur River uranium mine, the world’s largest uranium mine with annual capacity of 18 million pounds U3O8. Please see attached map.

Historic work on the Crawford Lake project has defined a large-scale, intense alteration zone within what appears to be an extensive hydrothermal system. The project is in close proximity to the Key Lake mine and exhibits a similar alteration package. The Key Lake mine produced well over 100 million pounds U3O8 over its mine life.

During the winter of 1997, three diamond drill holes were completed at Crawford Lake for a total of 1,157 metres on a conductor in the northern sector of the property. Hole CL-11 encountered the most extensive alteration, extending from approximately 100 m depth almost all the way down to the unconformity. This zone shows strong friability with matrix dissolution, bleaching, argillitization and disseminated pyrite mineralization. The geochemistry of the hole is highly encouraging with strong kaolinitization throughout the hole, anomalous Pb over much of the hole and anomalous U3O8 over the bottom 30 m of the sandstone. The unconformity was at 522 m and the end of the hole at 531 m. The basement consists of biotite gneiss and granitoids of likely Aphebian age.

Ron Hochstein, President and C.E.O. of International Uranium, stated: “The Company continues to add to its growing portfolio of uranium projects. Crawford Lake is an exciting exploration project in a prolific uranium region. The key feature of this project is what looks to be a very large hydrothermal system – a system with all the earmarks of those which have created the other large uranium deposits in the basin.”

Upon the completion of a formal earn-in agreement, IUC will have an ability to earn up to a 75% interest in the Crawford Lake project through total aggregate expenditures of Cdn $2.5 million over a period of 4 years. First year expenditures will be Cdn $250,000, of which Cdn $150,000 is a firm commitment. The foregoing transaction is subject to all requisite regulatory and corporate approvals. Drill results and technical data have been reviewed by Richard Bailes, P.Geo., a Qualified Person pursuant to NI-43-101.

IUC is a uranium producer that holds significant uranium resources and exploration assets in Mongolia, Canada and the U.S., including a fully-permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.). The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

MOORE LAKE URANIUM PROJECT DRILLING UPDATE

January 23, 2004 (IUC – TSX) ... International Uranium Corporation (the “Company”) is pleased to report that the drill crew has been mobilized and drilling has resumed again after the Christmas break at the Moore Lake uranium project in the Athabasca Basin of northern Saskatchewan. The project is located 35 kilometers southeast of Cameco’s McArthur River uranium mine, the world’s largest uranium mine with annual capacity of 18 million pounds U3O8, and 40 kilometers northeast of the Key Lake uranium mine which produced in excess of 100 million pounds U3O8 over its mine life.

A minimum of 5,000 meters (15 holes) will be drilled in this program and will initially focus on following up the high grade uranium mineralization intersected on the Maverick Zone. The high grade discovery was made about a year ago in Hole ML-25 which included an interval grading 12% U3O8 over 0.4 metres (total intercept returned 0.62% U3O8 over 9.1 m, including a 4.8 metre interval of 1.2% U3O8). The mineralized samples in this and other holes were also highly anomalous in silver, copper, nickel, lead, cobalt, vanadium, arsenic, zinc and boron – associations unique and common to the large unconformity deposits in the Athabasca Basin such as McArthur River, Cigar Lake, etc.

The Company has expanded the exploration program on the Moore Lake project to include thirty kilometers of linecutting, gravity and EM. This work will be carried out northeast and west of the Maverick Zone proper, along the same structural/conductive corridor that hosts the known mineralization. The ground work is currently underway, should be completed by early February and will identify additional targets for drill testing.

Of the four holes planned to be drilled prior to the Christmas holiday, only two were completed. This was due to poor ground conditions encountered by the drilling, and is the result of extensive faulting and alteration intersected by the drill holes. These conditions are common in the Athabasca Basin because of the intense alteration found throughout the uranium deposit areas. Drill results will be announced once the initial four planned holes have been completed and assayed.

The Companies have also initiated a review of all geophysical and geochemical data on their Lazy Edward Bay property, with the intent of initiating an exploration program later this winter.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com	International Uranium Corporation

Press Release

URIZON ALTERNATE FEED PROJECT STATUS UPDATE

January 29, 2004 (IUC – TSX) ... International Uranium Corporation (the “Company”) announced in November, 2002 that it had formed a 50/50 joint venture company, “Urizon Recovery Systems, LLC”, with Nuclear Fuel Services, Inc. (“NFS”) to pursue the development of a new, long-term, alternate feed program (the “USM Ore Program”) for the Company’s White Mesa Mill.

NFS is a privately owned corporation with operations based in Erwin, Tennessee. Since 1957, NFS has been a leader in the process development and production of specialty nuclear fuels for commercial power, research reactors and naval reactors.

The primary source of feed for the USM Ore Program will be the significant quantities of contaminated materials within the DOE complex. There are a number of streams of low enriched uranium that contain various contaminants, throughout the DOE complex. These surplus nuclear materials often require additional processing in order to meet commercial fuel cycle specifications. Urizon’s USM Ore Program will provide a solution to deal with the material, while at the same time recycling the material as a valuable energy resource for reintroduction into the nuclear fuel cycle. To this end, NFS, on behalf of Urizon, submitted a proposal to DOE in April of last year for funding to cover the costs of the design of the processing facility in Erwin, Tennessee, and other costs of pursuing the USM Ore Program. This month, NFS was notified that DOE would be unable to fund the Program due to funding constraints and programmatic needs.

NFS and IUC are re-evaluating the Program over the next few months. Given the recent increases in the uranium price, the economics of the project have improved and NFS and IUC are evaluating whether to pursue the project under alternative commercial arrangements. In addition, efforts to identify additional feed material, other than the DOE material, are underway. In the interim, the Company is continuing to work on the preparation of a request for approvals from the United States Nuclear Regulatory Commission (the “NRC”) and the State of Utah. The initial technical program is complete.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and in the U.S. including a fully permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President